FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON - ARC GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 15 DATED AUGUST 21, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 15, is part of the prospectus of Phillips Edison - ARC Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 13 dated August 6, 2014 (which superseded and replaced all prior supplements), or Supplement No. 13, and Supplement No. 14 dated August 12, 2014, or Supplement No. 14. This Supplement No. 15 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 13 and Supplement No. 14, and should be read in conjunction with the Prospectus, Supplement No. 13 and Supplement No. 14. This Supplement No. 15 will be delivered with the Prospectus, Supplement No. 13 and Supplement No. 14. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 15 are to provide:

•	an update on the status of the offering; and

•	information regarding the acquisition of Lake Washington and MetroWest Village.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of August 15, 2014, we had raised aggregate gross offering proceeds of approximately $326.3 million from the sale of approximately 13.1 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

Lake Washington Crossing

On August 15, 2014, Phillips Edison - ARC Grocery Center REIT II, Inc. (the “Company”) purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 118,698 rentable square feet located on approximately 13.25 acres of land in Melbourne, Florida (“Lake Washington Crossing”) for approximately $13.4 million exclusive of closing costs. The Company funded the purchase price with proceeds from the offering. Lake Washington Crossing was purchased from WRI-SRP Lake Washington, LLC, a Delaware limited liability company, which is not affiliated with the Company, its advisor or its sub-advisor.

Currently, Lake Washington Crossing is 84% leased to 26 tenants. Publix, a market-leading grocery store chain, occupies 39,795 rentable square feet at Lake Washington Crossing. No other tenant occupies more than 10% of the total rentable square feet at Lake Washington Crossing. The Publix lease expires on April 30, 2017 and the average rental rate per year over the remaining lease term is $5.15 per square foot. Publix has six options to extend the term of its lease by five years each.

Lake Washington Crossing was constructed in 1987 and renovated in 2012. The average occupancy rate for Lake Washington Crossing during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	75%
2010	77%
2011	86%
2012	76%
2013	82%

The average effective annual rental rate per square foot for each of the last five years for Lake Washington Crossing was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	$9.41
2010	$10.35
2011	$10.20
2012	$10.20
2013	$10.20

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Lake Washington Crossing by square footage and by annualized contractual base rent as of August 15, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	—	—	—	—	—
2015	6	$156,000	13.7%	10,397	10.4%
2016	7	175,224	15.5%	11,701	11.8%
2017	4	284,760	25.2%	44,565	44.7%
2018	5	204,948	18.1%	11,335	11.4%
2019	3	103,860	9.2%	5,038	5.1%
2020	—	—	—	—	—
2021	—	—	—	—	—
2022	—	—	—	—	—
2023	—	—	—	—	—
Thereafter	1	207,252	18.3%	16,580	16.6%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of August 15, 2014.

We currently have no plans for any significant renovations or improvements of Lake Washington Crossing and we believe that Lake Washington Crossing is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the calendar year 2013 were $141,800, at a rate of 2.55%.

MetroWest Village

On August 20, 2014, the Company purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 106,977 rentable square feet located on approximately 11.16 acres of land in Orlando, Florida (“MetroWest Village”) for approximately $18.7 million, exclusive of closing costs. The Company funded the purchase price with proceeds from the offering. MetroWest Village was purchased from Metro West (E&A), LLC, a South Carolina limited liability company, which is not affiliated with the Company, its advisor or its sub-advisor.

Currently, MetroWest Village is 94% leased to 20 tenants. Publix, a market-leading grocery store chain, occupies 48,555 rentable square feet at MetroWest Village. No other tenant occupies more than 10% of the total rentable square feet at MetroWest Village. The Publix lease expires on November 14, 2015 and the average rental rate per year over the remaining lease term is $7.50 per square foot. Publix has three options to extend the term of its lease by five years each.

MetroWest Village was constructed in 1990. The average occupancy rate for MetroWest Village during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	90%
2010	85%
2011	86%
2012	95%
2013	93%

The average effective annual rental rate per square foot for each of the last five years for MetroWest Village was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	$15.20
2010	$14.56
2011	$13.05
2012	$13.24
2013	$13.17

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for MetroWest Village by square footage and by annualized contractual base rent as of August 18, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	2	$76,140	6.3%	3,956	3.9%
2015	3	504,816	41.9%	56,723	56.4%
2016	3	84,384	7.0%	4,080	4.2%
2017	2	144,648	12.0%	10,075	10.0%
2018	4	245,664	20.4%	10,101	10.0%
2019	2	23,508	2.0%	4,147	4.1%
2020	2	90,924	7.5%	5,469	5.4%
2021	—	—	—	—	—
2022	—	—	—	—	—
2023	1	35,256	2.9%	1,377	1.4%
Thereafter(1)	1	—	—	4,604	4.6%

(1)	Includes one executed lease in which the tenant has not yet taken possession of the space and thus is not currently paying rent.

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of August 18, 2014.

We currently have no plans for any significant renovations or improvements of MetroWest Village and we believe that MetroWest Village is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the calendar year 2013 were $199,200, at a rate of 1.99%.